FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 2, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Buenos Aires, December 2, 2008 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), informs that at Petrobras Energía S.A. Board of Directors’ meeting held on November 28, 2008, Fernando Assumpção Borges informed that for personal reasons he was unable to take over as Director of Exploration and Production as from December 1 of current year, as resolved at the Board of Directors’ meeting held on November 13.

For that reason, at the meeting held on November 28, 2008 the Board of Directors of Petrobras Energía S.A. declared such appointment null and void, and appointed Carlos Alberto da Costa as Director of Exploration and Production as from January 1, 2009, and expressly stated that the Director so appointed will directly report to the Board of Directors under the terms of Section 270 of the Business Associations Law under which he is responsible to the company and third parties for the proper performance of his duties to the same extent as Directors.

Date: 12/02/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney